Exhibit 1
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CONTACT:       Eurand
               Marian Cutler                 (US) Phone: +1-973-517-0519


                   Eurand's Zentase(TM) Effective in Treating
                 Exocrine Pancreatic Insufficiency, Studies Show

Zentase Improves Absorption of Fat, Protein and Other Nutrients in Patients with
 Mild, Moderate or Severe Malabsorptyon, While Controlling Symptoms of Exocrine
                            Pancreatic Insufficiency

Milan, Italy; Dayton, Ohio - June 19, 2007 - Eurand N.V. (NASDAQ: EURX) today announced results that were presented at the recent European Cystic Fibrosis Society meeting in Antalya, Turkey, held June 13-16. Results from two phase III studies of ZentaseTM (EUR-1008) show a statistically and clinically significant improvement in the absorption of fat, protein and nutrients in patients suffering from Exocrine Pancreatic Insufficiency (EPI). Absorption levels were measured by coefficient of fat (CFA) and coefficient of nitrogen (CNA) absorption, common measurements for malabsorption in EPI patients. In the pivotal study, the mean CFA after Zentase was 88.3 percent and the mean CNA after Zentase was 87.2 percent. Levels under placebo were 62.8 and 65.7 percent respectively (p=0.001). Scientific evidence suggests that to normalize EPI, treatment needs to raise CFA levels to at least 85 percent.(1)

These data were the basis for the recent rolling submission of a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for Zentase as a treatment for EPI. EPI is a potentially lethal disease marked by the deficiency of digestive enzymes normally produced by the pancreas. This deficiency results in poor digestion and reduced absorption of nutrients which, if left untreated, can lead to malnutrition, impaired growth, weakened immune response, and shortened life expectancy. Treatment with pancreatic enzyme products (PEPs) replaces enzymes lost through the disease. Currently, there are no known alternative therapies to PEPs for EPI.

EPI can occur as a complication of a variety of diseases, including cystic fibrosis, pancreatic cancer, surgery and chronic pancreatitis. There are no reliable statistics on the worldwide incidence of EPI, but in the U.S., it is estimated that more than 200,000 people suffer from EPI.

"Nutritional status, lung function and life expectancy are tightly connected in cystic fibrosis patients. In general, enhancing CFA and CNA levels improves nutrition. Good nutrition improves lung function. And, better lung function improves life expectancy," said James E. Heubi, MD, Director, General Clinical Research Center, Professor of Pediatrics, Cincinnati Children's Hospital Medical Center. "These data suggest that Zentase could provide EPI patients with an effective treatment option that would normalize CFA which could protect lung function and increase life expectancy."

-------------------

(1) Littlewood, James M., and Susan P. Wolfe. "Control of Malabsorption in Cystic Fibrosis." Paediatric Drugs (2000; 2 : 205-22)


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Zentase is a zero-overfill, highly-stable, porcine-derived PEP. If approved by the FDA, it is expected to be available in four dose strengths, including a low-dose formulation for children that can be sprinkled on food.

"As a company, our goal is to develop products that optimize efficacy and tolerability while meeting patient needs for convenience, which is why we developed Zentase specifically with patients in mind," said Gearoid Faherty, Chief Executive Officer, Eurand. "The data presented in Turkey are an indication that with Zentase, we are well on the way toward meeting that goal."

About the Studies
-----------------
The two phase III studies were designed to test Zentase in EPI patients presenting with the full range of disease severity. The studies included patients from 1-24 years of age with disease severity including mild, moderate and severe malabsorption. Half of the patients enrolled in the pivotal study had a baseline CFA greater than 65 percent and half had a baseline CFA lower than 65 percent (median CFA levels were 65.8 percent). Patients enrolled in the pivotal study had a wide range of baseline CFA levels with one patient as low as 28.7 percent (very severe disease) and 5 patients with CFA levels above 80 percent.

The majority of EPI patients in the pivotal study, regardless of disease severity, experienced a clinically significant response to Zentase treatment. Half of these patients had a CFA greater than 90 percent following Zentase treatment and 90 percent of patients had a CFA greater than 79 percent following Zentase treatment. Based on these study findings, Zentase should be able to treat all patient types, from those requiring low levels of supplementation to those with severe disease needing high levels of enzyme supplementation.

Pivotal Study Highlights
------------------------
This randomized, double-blind, placebo-controlled, cross-over study was conducted in 14 CF centers in the US and involved data from 31 patients with EPI. The average age was 15.4 years and the study was evenly split between male and female patients. After open-label dose titration, patients were randomized to receive Zentase or placebo over a week-long period. Following open-label normalization, all patients were crossed over to the alternative treatment arm. A determination of CFA and CNA on a 72 hour sample and under controlled diet in a hospital environment was performed at the end of each randomized treatment arm. No drugs affecting GI motility or pH (eg, PPIs or H2 blockers) were allowed under Zentase treatment.
     o Direct Dose Response on Improving EPI Symptoms. Increasing the Zentase dose displayed a direct correlation on improving EPI symptoms including stool consistency and symptom scores including measures of pain, bloating, gas and oil visibility. A mean increase of 40 percent from first to last dose changed the majority of patients from highly symptomatic to normal. This was particularly notable for patients with abnormal stool at baseline.
     o Improved Malabsorption Symptoms in Severe EPI Patients. Response to Zentase correlated very well (r> 0.9) with disease severity. Patients with more severe malabsorption on placebo (CFA<60 percent) experienced significant improvements following Zentase treatment with a 43 percent median increase in CFA.
     o Consistently Improved EPI Symptoms. Zentase treatment improved the signs and symptoms of malabsorption even in patients with CFA values greater than 80 percent under placebo.
     o Well Tolerated. There were no unexpected or significant differences in adverse events (AEs) between treatment and placebo. No patient discontinued due to an AE. Two


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          serious AEs were considered unrelated to study drug and resolved without discontinuation. The most commonly reported AEs for either group were abdominal pain, flatulence, abdominal distension, abnormal feces and steatorrhea.

Supportive Study Highlights
---------------------------
This open-label, multiple-dose, single-treatment study was conducted in 11 CF centers in the US and involved 19 CF patients with EPI. The average age was 3.9 years (range 1-6 years) with male patients accounting for 63 percent of the study participants. This was the first prospective study of PEPs involving children younger than 7 years of age. The study involved a seven-day dose stabilization period followed by a seven-day treatment period. Due to ethical concerns, placebo was not used and patients were switched from previous enzyme treatment without washout. No drugs affecting GI motility or pH (eg, PPIs or H2 blockers) were allowed under Zentase treatment.

     o Provided Very Good Control of Symptoms to Patients. The percentage of responders on Zentase, defined as having less than 30 percent fecal fat content and without signs and symptoms of malabsorption after 1 and 2 weeks of treatment, was consistent with the percentage of responders under previous treatment (baseline). In addition, Zentase treatment decreased stool frequency and oily stools vs baseline. The mean number of stools per day was 1.82 at screening and 1.45 stools during treatment (p<0.001). The mean proportion of oily stools was
          11.1 percent at screening and 4.73 percent during treatment (p<0.001).

     o Improved EPI Signs and Symptoms. During Zentase treatment 37 percent of patients were characterized as improved by physicians and 47 percent were characterized as improved by parents, as compared to previous therapy. No patients were characterized as worsened on treatment with Zentase.

     o Well Tolerated. There were minimal AEs, none of which led to discontinuation or study drug interruption. One serious AE was considered unrelated to study drug and resolved without discontinuation. The most commonly reported AEs were abdominal pain, steatorrhea, discolored feces, flatulence and vomiting.

Zentase Stability on Food
-------------------------
With very young children with EPI, it is common practice to sprinkle the enzymes on a small amount of food, for example, on applesauce. Studies of 11 different baby and infant foods, including applesauce, evaluated which other foods were suitable for sprinkling with Zentase.

The study showed that Zentase could remain for = 1 hour without any significant deterioration of the enteric coating when sprinkled on the majority (10/11) of tested foods. Thus, with its enteric coating fully intact, even after an hour on food, Zentase remains protected from the harsh, acidic environment of the stomach and is released only when the enzymes reach the upper gastrointestinal tract - where the enzymes are needed for proper digestion of food. This study provides parents with a wider selection of foods to use in giving enzymes to their children when applesauce is not an option or when children want variety.

About Zentase
-------------


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Zentase was designed to meet the US Food and Drug Administration (FDA)
guidelines for PEPs(2). PEPs have been used since before the enactment of the U.S. Federal Food, Drug and Cosmetic Act in 1938 and consequently none of the currently available products are marketed under a NDA approved by the FDA. In April, 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action.

One of the FDA requirements to submit an NDA for a PEP is the elimination of product overfill allowed under current guidelines. Currently, individual enzyme doses can be overfilled up to 165 percent of label claim(3) to compensate for the breakdown of enzymes over time and to ensure that each capsule contains at least 90 percent of the label claim at the end of the product's shelf life. As a result, patients taking PEPs may be unknowingly over or under treating their disease by using a product with variable potency. This variability can put patients at risk for colonic strictures with overtreatment or malnutrition with undertreatment.

As a highly-stable product, Zentase does not require overfill. It will be filled at 100 percent of label claim, with a minimum of 2-years shelf life, to ensure consistent dosage and maintain treatment levels over time.

About Eurand
------------
Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2000 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to our plans for our NDA filing, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words "potentially", "could", "calls for" and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA refuses to approve our NDA; the outcome of any discussions with the FDA; and unexpected delays in preparation of materials for submission to the FDA as a part of our NDA filing. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information,

-------------------

(2) Guidance for Industry Exocrine Pancreatic Insufficiency Drug Products -Submitting NDAs. U.S. Department of Health and Human Services, Food and Drug Administration (FDA), Center for Drug Evaluation and Research (CDER), April 2006

(3) United States Pharmacopeia (USP) standards for pancreatic enzyme products (will get full reference)


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future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
###


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  June 25, 2007                         EURAND N.V.



                                             By: /s/ Manya S. Deehr
                                                --------------------------------
                                                Manya S. Deehr
                                                Chief Legal Officer & Secretary